[Letterhead of Morgan, Lewis & Bockius LLP]

Stephen P. Farrell

212-309-6050

sfarrell@morganlewis.com

October 8, 2010

VIA EDGAR

Ms. Amanda Ravitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Danaos Corporation

Registration Statement on Form F-3 — File Number:  333-169101

Dear Ms. Ravitz:

On behalf of our client, Danaos Corporation (the “Company”), we are responding to the comments set forth in the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 9, 2010 in respect of the Company’s Registration Statement on Form F-3 (Reg. No. 333-169101) (the “Registration Statement”).  The changes made in response to a comment are reflected in the opinions filed as exhibits to Amendment No. 1 to the Registration Statement which we are filing contemporaneously with this response letter.

In response to your letter, set forth below are your comments in italics followed by the Company’s response to your comments.

Exhibit 5.1

1.                                       The opinion must speak as of the date of effectiveness.  Please have counsel revise the third paragraph on page 2 accordingly or confirm that counsel will refile the opinion dated the date of effectiveness.

The referenced opinion has been revised in accordance with the Staff’s comment.

Exhibit 5.2

2.                                       Refer to assumptions (i) to (v) in the fourth paragraph regarding Marshall Islands law.  Counsel is entitled to rely upon another counsel’s opinion but may not assume a necessary legal conclusion.  Please have counsel revise its’ opinion accordingly.

The referenced opinion has been revised in accordance with the Staff’s comment.

*****

The Company acknowledges that, in the event it requests acceleration of the effective date of the Registration Statement, it will provide to the Commission a written statement from the Company acknowledging that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this matter, please contact the undersigned at (212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell

Enclosure

cc:                                 Danaos Corporation

PricewaterhouseCoopers S.A.